

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2024

Huan Liu
Chief Executive Officer
Cheetah Net Supply Chain Service Inc.
6201 Fairview Road, Suite 225
Charlotte, North Carolina 28210

   Re: Cheetah Net Supply Chain Service Inc.
     Registration Statement on Form S-1
     Filed December 28, 2023
     File No. 333-276300

Dear Huan Liu:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Cara Wirth at 202-551-7127 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Trade & Services

cc: Ying Li, Esq.